AURELIO RESOURCE CORPORATION

12345 W. Alameda Pkwy, Suite 202

Lakewood, CO 80228

Tel: 303-795-3030

August 11, 2008

U. S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010	SENT VIA EDGAR

Attention:	Jill S. Davis, Branch Chief George K. Schuler, Mining Engineer

SEC File No 0-50931

Engineering Comments pertaining to Form 10-KSB for the Fiscal Period Ended 12/31/2007

Dear Ms. Davis and Mr. Schuler:

In response to the staff’s comment letter to Aurelio Resource Corporation (the “Company”) dated July 28, 2008, we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the staff’s comment letter noted in this paragraph.

Providing that this response letter appropriately answers each of the staff’s comments to their satisfaction, the Company will promptly submit its revised filings referred to in our responses below via the EDGAR system.

On behalf of Aurelio Resource Corporation, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Responses to staff comments in the letter dated July 28, 2008 pertaining to the Company’s filing on Form 10-KSB for the Fiscal Year Ended December 31, 2007 filed April 2, 2008:

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 2 of 9

1.	General

The Staff addressed its July 28, 2008 comment letter to Robert R. Gilmore, Treasurer and Chief Financial Officer.

Please be advised that Mr. Gilmore presently serves only in a consulting capacity with the Company and is not currently an officer or director. Mr. Gilmore has agreed, pending completion of receipt of additional funding, to accept the position of CFO for the Company when and if such funding closes.

As of August 11, 2008, such new funding had not been completed and, accordingly, Mr. Gilmore has not yet assumed these duties. However, the Board of Directors of the Company has authorized Mr. Stephen Doppler (President & CEO) and Mr. Earl Detra (VP-Exploration) to act on its behalf in submitting this response letter to the staff.

2.	Staff Comment #1

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and average grade. Under SEC standards, such a deposit does not fully qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as in-place tonnage and grade and should not be disclosed as units of product, such as ounces of gold or pounds of copper, as these estimates of metals, contained or otherwise, may be confused with reserves, salable product, and revenue. Please note that mineralized material does not include material reported as reserves, and volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators. Please state the minimum drill hole spacing necessary to establish continuity and/or other criteria necessary to estimate proven, probable reserves and/or mineralized material within your filing.

In early 2007, the MAN Area of the Hill Copper-Zinc Project had reached a stage where a decision was required as to whether additional drilling to confirm historic results was justified. The work summarized in the October 2007 report form Chlumsky, Armbrust & Meyer LLC (“CAM”) was requested as an aid in that decision.

The October 2007 report concerning the tonnage and grades of various types of mineralized material at the MAN Area of the Hill Copper-Zinc Project was based on historical geologic and assay information from 87 drill holes totaling 64,252 feet of core and 10,737 assay records. In CAM’s opinion, the data appears to have been correctly recorded and consistent with standards at the time the drilling was performed. CAM noted that their results were only suitable for determining if additional work should be undertaken to confirm the historical drilling, and they ultimately concluded that additional drilling to confirm historic drilling was justified.

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 3 of 9

Concerning the data analyzed by CAM, a total of 12 geologic sections were drawn by Aurelio geologists, linking drill holes in a series of generally east-west lines on a grid running SSE to NNW. Assay data / drill intercepts were projected a maximum of 200 feet from each drill hole (section) to adjoining sections / drill holes. The 200-ft limit resulted in more than 20 historic drill holes in the MAN area being excluded from the CAM estimate of mineralized material.

The October 2007 CAM report provided estimates of mineralized material at four different cut-off grades (0.30%, 0.20%, 0.10 % and 0.001% Cu). Based on available public domain information for operating and feasibility / development-stage copper projects in Arizona, Aurelio elected to report a mineralized material estimate based on cut-off grades of 0.20% Cu for sulfide materials and 0.10% for chalcocite / oxide material (these cut-off grades are equal to or greater than comparable Arizona projects).

Based on the October 2007 CAM report and additional in-house analysis, Aurelio believes that drill-hole spacing on approximately 200-ft centers will be necessary to fully-delineate the MAN area of the Hill Copper-Zinc deposit. The Company has designed and permitted a drilling program based on 200-ft centers, and is currently working to raise new capital to begin this work.

The Company proposes to revise its disclosures as follows:

The summary of the October 2007 mineralized material estimate appearing on page 15 of our December 31, 2007 10-KSB report shall be revised and expanded as set forth in ATTACHMENT A of this response letter.

3.	Staff Comment #2

You disclose a copper equivalent grade of 0.56% copper. Please disclose how this equivalent grade was calculated, which metals prices were used, and the basis assumed metallurgical processed. For example, based on the material types, would lead (Pb) be recovered by a leaching SXEW process or through flotation, smelting and refining. Please clarify whether you would recover all metals by each process, have process limitations or any other considerations.

The 0.56% copper-equivalent grade was calculated as follows:

First, 36-month trailing average metal prices were calculated based on monthly average prices for copper, zinc, lead, silver and gold for the period October 2004 through September 2007.

Base metal prices were derived from published monthly average Cash Buyer prices reported by the London Metals Exchange (www.LME.co.uk), and converted from US$/MT to US$/lb by dividing by 2204.62; gold and silver prices were derived from the monthly average London p.m. fix and London fix prices (respectively) as reported by www.Kitco.com

The raw data is attached in an excel spreadsheet named: “Monthly Avg Prices (2004-2007).xls”

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 4 of 9

The 36-month trailing average metals prices used in our calculations were:

Copper	$2.49/lb (LME cash buyer)
Zinc	$1.12/lb (LME SHG cash buyer)
Lead	$0.65/lb (LME cash buyer)
Silver	$10.18/oz (London fix)
Gold	$552.46/oz (London p.m. fix)

The copper-equivalent grade was calculated based on proportional values of the contained metals in the October 2007 CAM report; our calculations are shown in the attached Excel spreadsheet named “Copper-Equivalent (Oct 07).xls” (this spreadsheet is included on the supplemental CD-ROM being sent by U.S. Express Mail, which includes the supplemental materials requested in Staff Comment #3).

To illustrate, let’s review the mineralized materials in the sulfide zone as reported by CAM: 28,919,000 ST @ 0.545% Cu, 0.252% Zn, 0.027% Pb, 0.006 oz Au/ST and 0.087 oz Ag/ST

We first determined the amount of contained, in-situ metals in the sulfide zone by multiplying the sulfide tonnage by each metal’s grade, and, then, in the case of copper, lead and zinc, multiplying the result by 2000 to determine contained, in-situ pounds of metal.

Each of the metals were then multiplied by their respective 36-month trailing average price, and the total in-situ values totaled, and then divided by the 36-month trailing average copper price. This value was then divided by the sulfide zone tonnage to determine the applicable copper-equivalent grade (0.754%).

The overall result for the oxide, chalcocite, sulfide and “unclassified” zones was 0.556% copper-equivalent, which was rounded to 0.56%.

At the time of receipt of the CAM report and the accompanying news release and 8-K filing, Aurelio had not completed any definitive, independent metallurgical test work. Our copper-equivalent grades, therefore, were based and reported solely on the relative, proportional values of the in-situ metals contained in the mineralized material, and do not incorporate any estimates of metallurgical recoveries or any assumptions of metallurgical processes.

The Company proposes to revise its disclosures as follows:

The sentence referring to the 0.56% copper-equivalent grade appearing on page 15 of our December 31, 2007 10-KSB report shall be expanded to a full paragraph as set forth in ATTACHMENT A of this response letter.

The Company also proposes adding a second paragraph concerning copper-equivalent grades in a new cautionary note section as set forth in ATTACHMENT A.

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 5 of 9

4.	Staff Comment #3

You disclose an analysis of the MAN, South Courtland and Courtland zones resulting in an estimate of mineralized material. Please forward to our engineer as supplemental information and not as part of your filing, you summary information that establishes the tonnage and grade of your materials designated as mineralized material.

The Company is forwarding, via U.S. Express Mail, the requested materials on a CD-ROM, formatted as Adobe PDF files, along with the requested contact information for a technical person.

5.	Staff Comment #4

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance / Quality Control (QA/QC) procedures you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

All exploration work undertaken by (and results reported by) Aurelio Resource Corp. at the Hill Copper-Zinc Project have been conducted in accordance with a strict quality assurance and control (QA / QC) program that was designed to ensure that sampling and analysis of all exploration work was conducted in accordance with the best-possible industry practices and in full conformity to Canadian NI 43-101 standards.

The inclusion of certified standards, field blanks and sample duplicates, as well as check assays completed at independent laboratories are included as part of the quality assurance and quality control QA / QC program. Chain of custody and data verification procedures are followed to ensure that QA / QC standards were met.

Samples are collected on five-foot intervals. Drill core is sawn in half to create a representative half-core sample, which is sent to the laboratory. Reverse circulation drill cuttings are split at the drill site to get a representative sample of each interval.

All samples are submitted to Skyline Laboratories, Inc. in Tucson, Arizona. Copper, zinc and silver are determined by ICP analysis with detection limits of 0.01% for copper, lead and zinc, and 0.01 ppm for silver. Gold assay work is done by Acme Laboratories in Vancouver, British Columbia, Canada using a gravimetric assay with atomic absorption finish; the detection limit for gold is 5 ppb.

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 6 of 9

Control samples constitute approximately 20% of all samples submitted to Skyline for analysis. Several types of controls are used, including random insertion of field duplicates, field blanks, field standards, check assays, lab duplicates and lab standards. The frequency of control samples can be increased as the geologist deems necessary for each drill hole and type of mineralization. Assay results are received electronically from the lab. Aurelio geologists review all assay results, and approximately 5% of the samples are randomly selected for check assaying. Acme Laboratories of Vancouver, British Columbia, provides external reference assaying.

Results from the QA / QC program have to date been satisfactory.

Aurelio will post a detailed summary of its QA / QC procedures and protocol on the Company’s website, as well as incorporate a brief summary of QA / QC procedures in future news releases that report drilling / assaying results.

The Company proposes to revise its disclosures as follows:

Four new paragraphs under the heading “QA / QC Program” will be added as set forth in ATTACHMENT A of this response letter.

Should you have any further questions, please do not hesitate to contact me at 303.945.7272.

Sincerely yours,

Aurelio Resource Corporation

/s/ Stephen B. Doppler
Stephen B. Doppler
President & CEO

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 7 of 9

ATTACHMENT A

Existing Text – page #15 of December 31, 2007 10-K Report

Resource Evaluation – Hill Copper-Zinc Project

In October 2007 an independent review of its in-house estimate of the mineralized material in the MAN area was completed. The report was prepared by Chlumsky, Armbrust & Meyers, LLC (“CAM”), an independent mining engineering consulting firm located in Lakewood, Colorado. CAM’s report, entitled “Technical Report: Hill Copper-Zinc Project—MAN Area Arizona” dated October 23, 2007, was authored by Mr. Robert L. Sandefur, P.E., Senior Geostatistician/Ore Reserve Analyst. Estimated in-place mineralized material in the MAN Area is 63,757,000 tons grading 0.43% copper and 0.15% zinc (plus gold, silver and lead credits) based on cut-off grades of 0.20% copper for sulfide material and 0.10% copper for leachable (oxide and chalcocite) mineralized material. Based on the trailing average monthly metal prices for the past three years through October 2007, the copper-equivalent grade of the MAN deposit would be 0.56% copper-equivalent. It appears that all of this material can be mined by open pit with low (less than 2:1) stripping ratios. CAM’s calculations were based on geologic and assay information from 87 historical drill holes totaling 64,252 feet of core and 10,737 assay records. (Aurelio has a total historical database of 274 drill holes for the Hill Copper-Zinc Project.)

The CAM report analyzed the MAN area only. Subsequently, we prepared an in-house analysis of all three zones (MAN, South Courtland and Courtland) which estimated mineralized material at 167.9 million tons (which our management believes could all be mined using open-pit methods) with an approximate copper equivalent grade of 0.52% (copper plus gold, silver and zinc at current values). We expect to enlarge the area of mineralized material in due course with step-out drilling into previously untested areas.

The Company proposes to replace the two paragraphs noted above with the following text:

Independent Evaluation Of Mineralized Material At MAN Area Of The Hill Copper-Zinc Project

In early 2007, the MAN Area of the Hill Copper-Zinc Project had reached a stage where a decision was required as to whether additional drilling to confirm historic results was justified, and, in October 2007 an independent review of Aurelio’s in-house estimate of the mineralized material in the MAN Area was completed.

A report was issued by Chlumsky, Armbrust & Meyers, LLC (“CAM”), an independent mining engineering consulting firm located in Lakewood, Colorado. CAM’s report, entitled “Technical Report: Hill Copper-Zinc Project—MAN Area Arizona” dated October 23, 2007, was authored by Mr. Robert L. Sandefur, P.E., Senior GeoStatistician / Ore Reserve Analyst, and the complete report can be downloaded / viewed at the Company’s website (www.AurelioResources.com).

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 8 of 9

The October 2007 report concerning the tonnage and grades of various types of mineralized material at the MAN Area of the Hill Copper-Zinc Project was based on historical geologic and assay information from 87 drill holes totaling 64,252 feet of core and 10,737 assay records (Aurelio has a total historical database of 274 drill holes representing more than 190,000 feet of core and reverse circulation drilling for the Hill Copper-Zinc Project).

In CAM’s opinion, the historical data for the project appears to have been correctly recorded, and that Aurelio’s historical exploration database is consistent with industry standards at the time the drilling was performed. CAM noted that their results were only suitable for determining if additional work should be undertaken to confirm the historical drilling, and they ultimately concluded that additional drilling to confirm historic drilling was justified.

CAM estimated the in-place mineralized material in the MAN Area at 63,757,000 tons grading 0.43% copper and 0.15% zinc (plus gold, silver and lead credits) based on cut-off grades of 0.20% copper for sulfide material and 0.10% copper for leachable (oxide and chalcocite) mineralized material. It appears that all of this material can be mined by open pit with low (less than 2:1) stripping ratios

Copper-Equivalent Grade Of The MAN Area Mineralized Material

Based on 36-month trailing average monthly metal prices for the period October 2004 through September 2007 ($2.49/lb Cu, $1.12/lb Zn, $0.65/lb Pb, $10.18/oz Ag and $552.46/oz Au), the conceptual copper-equivalent grade of the mineralized material would be 0.56% copper-equivalent [ “ Cu(eq)” ], based on the total in-situ amounts and values of each metal (copper, zinc, lead, silver and gold), converted to grades of copper.

Hill Copper-Zinc Project QA / QC Program

All exploration work undertaken by Aurelio Resource Corp. at the Hill Copper-Zinc Project has been conducted in accordance with a strict quality assurance and control (QA / QC) program designed to ensure that all work is conducted in accordance with the best-possible industry practices and in full conformity to Canadian NI 43-101 standards.

The inclusion of certified standards, field blanks and sample duplicates, as well as check assays completed at independent laboratories are included as part of the QA / QC program. Strict chain of custody and data verification procedures are followed to ensure that QA / QC standards are met.

All samples are submitted to Skyline Laboratories, Inc. in Tucson, Arizona, where copper, lead, zinc and silver values are determined by ICP analysis. Gold assay work is done by Acme Laboratories in Vancouver, British Columbia using a gravimetric assay with atomic absorption finish. Control samples constitute approximately 20% of all samples submitted for analysis.

Response to Engineering Comments Letter Dated 28 July 2008 SEC File No 0-50931	August 11, 2008 Page 9 of 9

Assay results are received electronically from the lab. Aurelio geologists review all assay results, and approximately 5% of the samples are randomly selected for check assaying.

Results from the QA / QC program have to date been satisfactory.

In-House Mineralized Material Estimate For MAN, South Courtland & Courtland Areas

The October 2007 CAM report analyzed only the MAN Area of the Hill Copper-Zinc Project.

Subsequently, we prepared an in-house analysis of all three zones (MAN, South Courtland and Courtland) using cut-off grades of 0.20% Cu(eq) for sulfide material and 0.10% Cu(eq) for oxide and chalcocite material, which estimated total in-situ mineralized material at 167,900,000 ST grading approximately 0.52% Cu(eq). The Company believes that all of this material could be mined using conventional open-pit methods. Significant additional drilling will be required to further delineate this mineralized material and establish its ultimate commercial feasibility.

Cautionary Notes to U.S. Investors Concerning “Mineralized Material” and “Copper Equivalent”

The term “mineralized material” as applied to the Hill Copper-Zinc Project refers to a mineralized body which has been delineated by drilling and assaying to establish continuity, and support an estimate of in-place tonnage and average grades of selected metals. It must also have reasonable prospects for economic extraction and be delimited using an economically based cut-off grade to segregate potentially economic material from just mineralization.

Under SEC standards, mineralized material will not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grades and recoveries, and other factors conclude economic and legal viability, and U.S. investors are cautioned not to assume that all or any part of this mineralized material will ever be upgraded to a higher category.

The copper-equivalent grades set out herein are conceptual in nature, and are presented only to illustrate the potential copper-equivalent grades of the mineralized material at the Hill Copper-Zinc Project, as studies of the commercial feasibility of extraction, metallurgical characteristics, recovery rates, and the costs and methods of processing have not yet been completed.